Exhibit 99.2

FLORIDA PUBLIC UTILITIES COMPANY

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

CHARTER

ROLE

The role of the Committee is to assist the Board in fulfilling its corporate governance responsibilities.

COMPOSITION

The Nominating and Corporate Governance Committee shall:

Be appointed by the Board of Directors

Be composed of two or more members of the Board of Directors each of whom are independent under the definition set forth by the American Stock Exchange (AMEX) and the Securities and Exchange Commission (SEC)

RESPONSIBILITIES

The Committee shall have the responsibility for making recommendations to the Board with respect to the governance of the Company as follows:

Generally advise the Board on corporate governance matters;

Develop and recommend to the Board a set of corporate governance principles applicable to the Company, periodically review the adequacy of such guidelines, and recommend to the Board any changes deemed appropriate;

Determine Board membership qualification standards;

Select and review candidates for Board membership consistent with membership qualification standards;

Recommend to the Board, in accordance with Board policy:

assignment of members to committees

appointment of committee chairs

rotation of committee members and chairs

The Nominating and Corporate Governance Committee has the authority to obtain advice and seek assistance of independent, professional advisors.  The Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve such search firm’s fees and other retention terms.